EXHIBIT 12

                                              GENERAL AMERICAN TRANSPORTATION CORPORATION

                                          COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                                              (UNAUDITED)
                                                   (IN MILLIONS, EXCEPT FOR RATIOS)

                                                                            Three
                                                                         Months Ended                Six Months Ended
                                                                            June 30                      June 30
                                                                        --------------------         ---------------------
                                                                         1994          1993            1994          1993
                                                                        -------       -------        -------       --------
Earnings available for fixed charges:
  Net income...................................                        $ 21.1        $ 20.3         $ 41.8        $ 39.7

  Add (deduct):
     Income taxes...............................                          9.8           9.5           20.4          18.9
     Equity in net earnings of affiliated
       companies, net of distributions received.                         (4.1)         (2.7)          (7.0)         (5.1)
     Interest on indebtedness and amortization
       of debt discount and expense.............                         19.6          19.6           37.8          41.0
     Amortization of capitalized interest.......                           .3            .3             .6            .6
     Portion of rents representative of interest
       factor (deemed to be one-third)..........                          3.5           2.5            6.9           5.0
                                                                       ------        ------         ------        ------

  Total earnings available for fixed charges...                        $ 50.2        $ 49.5         $100.5        $100.1
                                                                       ======        ======         ======        ======

Fixed Charges:
  Interest on indebtedness and amortization
     of debt discount and expense...............                       $ 19.6        $ 19.6         $ 37.8        $ 41.0
  Capitalized interest.........................                            .6            .7            1.4           1.4
  Portion of rents representative of interest
     factor (deemed to be one-third)............                          3.5           2.5            6.9           5.0
                                                                       ------        ------         ------        ------

  Total fixed charges..........................                        $ 23.7        $ 22.8         $ 46.1        $ 47.4
                                                                       ======        ======         ======        ======

Ratio of earnings to fixed charges(A)..........                          2.12x         2.17x          2.18x         2.11x


(A) The ratios of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies net of distributions received.









                                                                 -11-